January 29, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (972)444-1505

Mr. Rex W. Tillerson
Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039-2298

      Re: **Exxon Mobil Corporation**
               Definitive Proxy Statement on Schedule 14A
               Filed April 11, 2007
               File No. 333-128750

Dear Mr. Tillerson:

      We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3687.

               Sincerely,

               Carmen Moncada-Terry
               Attorney Advisor